FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2018

1.              DATE, TIME AND PLACE: On April 27, 2018, at 4 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, 3142, 01402-000.

2.              CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions dated of March 28, 2018, March 29, 2018 and March 30, 2018, on pages 291, 251 and 208, respectively, and in the newspaper Folha de S. Paulo on editions dated March 28, 2018, March 29, 2018 and March 30, 2018, on pages A32, A18 and A16, respectively.

3.              QUORUM: Shareholders representing 94.32% of the common shares and 31.96% of the preferred shares, according to the signatures set forth on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the meeting. Also attending the meeting are (i) Mr. Fernando Dal-Ri Murcia, Chairman of the Fiscal Council and (ii) Mr. Humberto B. Santos, representative of Ernst & Young Auditores Independentes S/S.

4.              MEETING BOARD: Chairman: Antônio Sérgio Salvador dos Santos; and Secretary: Marcelo Acerbi de Almeida.

AGENDA: At Annual Meeting: (i) Reading, discussion and voting of the financial statements related to the year ended on December 31, 2017; (ii) Allocation of the profit of the fiscal year ended on December 31, 2017; (iii) Determination of the total annual compensation of the Company’s management and Fiscal Council, in case the shareholders require its installation; (iv) Appointment of the members of the Board of Directors; (v) Approval of the investment plan for the fiscal year of 2018; and, At Extraordinary Meeting: (vii) Approval of the proposal to amend and restate the Company´s By-laws.

5.              SUMMARY OF RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the matters upon resolution should be presented, in written, to the Table, pursuant to Article 130, § 1, item “a”, of Law No. 6,404/1976 (“Corporations Law”). Following, it was resolved by all of the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting to be drafted in summary form, pursuant to Article 130, § 1, of the Corporations Law. Next, the Shareholders Meeting approved, upon the abstention of those legally impeded:

At Annual Meeting:

5.1.         By unanimous votes of the attending shareholders that hold shares with voting rights (being by 94,019,178 common shares), the balance sheet and further financial statements, accompanied by the Management’s Report and Independent Auditors’ and Fiscal Council’s Reports, concerning the fiscal year ended on December 31, 2017, which were published in the Official Gazette of the State of São Paulo on the edition dated February 22, 2018, on pages 38 to 57, and in the newspaper Folha de São Paulo, on the edition dated February 22, 2018, on pages 1 to 12 of the market book 2 were approved.

5.2.         By unanimous votes of the attending shareholders that hold shares with voting rights (being by 94,019,178 common shares), the allocation of the profit of the fiscal year ended in 2017, including the net profit of R$ 618.599.356,05 (six hundred eighteen million five hundred ninety-nine thousand three hundred fifty-six reais and five cents), R$ 30.929.967,80 (thirty million nine hundred twenty-nine thousand nine hundred sixty-seven reais and eighty cents) were allocated to the Legal Reserve, R$ 146.917.347,06 (one hundred forty-six million nine hundred seventeen thousand three hundred forty-seven reais and six cents) to the mandatory minimum dividend, amount whose distribution has already been deliberated by the Board of Directors as interest on shareholders’ equity (net amount), in meetings that took place on December 1st, 2017 and March 26, 2018; and  R$ 415.541.351,51 (four hundred fifteen million five hundred forty-one thousand three hundred fifty-one reais and fifty-one cents)  to the Expansion Reserve provided for in the Bylaws was approved.

5.3.         By unanimous votes of the attending shareholders that hold shares with voting rights (being by 94,019,178 common shares), the Management’s Proposal regarding the annual global compensation of the Company’s management in the amount of R$ 85.334.341,69, including up to R$ 13.188.723,66 for the Board of Directors; up to R$ 820.800,00  for the Fiscal Council, in case it is set up; and up to R$ 71.324.818,03 for the Board of Executive Officers, observing that such value encompasses the expense arising from the Stock Option Plans agreements entered into with the Officers.

5.4.         By unanimous votes of the attending shareholders that hold shares with voting rights (being by 94,019,178 common shares), were elected to make up the Company’s Board of Directors, for a term of office of 2 (two) years as of this date, Messrs.: Jean-Charles Henri Naouri, French, married, business manager, bearer of the Passport of the Republic of France No. 13AV67405, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, France, for the chair of Chairman of the Board of Directors, represented, for the purposes of Article 146, § 2, of the Corporations Law, by Luiz Frederico Barbosa Battendieri, Brazilian, lawyer, divorced, bearer of the identity card RG No. 11.882.70 SSP/DF, enrolled with the Individual National Taxpayer Registry (“CPF/MF”) under No. 605.642.021-34, resident and domiciled in São Paulo, State of São Paulo, with commercial address in the same City, at Rua dos Pinheiros, 870, 12th floor, rooms 123/124, CEP 05422-001; (ii) Arnaud Daniel Charles Walter Joachim Strasser, French, married, business manager, bearer of the Passport of the Republic of France No. 18AF37689, enrolled with CPF/MF under No. 234.109.258-64, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, for the chair of Co-Vice-Chairman of the Board of Directors, represented, for the purposes of Article 146, § 2, of the Corporations Law, by Luiz Frederico Barbosa Battendieri, Brazilian, qualified above; (iii) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of the identity card RG MG-238.631 SSP/MG, enrolled with CPF/MF under No. 223.184.456-72, resident and domiciled in the City and State of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, 3142, Jardim Paulista, CEP 01402-000, for the chair of Co-Vice-Chairman of the Board of Directors,; (iv) Manfred Heinrich Gartz, Colombian, married, production engineer, bearer of the Passport of the Federal Republic of Germany No. C4FGGXNP6, resident and domiciled in Carrera 30 #16B 110 Ed. Baleares, Medelin, Colombia, represented, for the purposes of Article 146, § 2, of the Corporations Law , by Olavo Lira Barbosa, brasileiro, casado, empresário, portador da cédula de identidade RG nº 17.429.380-X SSP/SP e inscrito no CPF/MF sob o n.º 082.873.908-00, residente e domiciliado na Cidade de São Paulo, Estado de São Paulo, na Rua Boa Vista, nº 254, 13º andar, Centro, CEP 01014-907; (v) Carlos Mario Giraldo Moreno, Colombian, married, lawyer, bearer of the Passport of the Republic of Colombia No. PE085281, with commercial address at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, represented, for the purposes of § 2 of Article 146 of the Corporations Law, by Olavo Lira Barbosa, qualified above; (vi) Jose Gabriel Loaiza Herrera, Colombian, married, business manager, bearer of the Passport No. PE146797, with commercial address at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, represented, for the purposes of § 2 of Article 146 of the Corporations Law, by Olavo Lira Barbosa, qualified above; (vii) Luiz Augusto de Castro Neves, Brazilian, married, diplomat in retirement, bearer of the identity card RG No. 02.107.138-6 DETRAN/RJ, enrolled with CPF/MF under No. 046.432.327-49, resident in the City and State of Rio de Janeiro, with commercial address in the same City, at Rua Candelária, 9, CEP 20091-020; (viii) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the identity card RG No. 11.620.489 SSP/SP, enrolled with CPF/MF under No. 382.478.107-78, resident and domiciled in the City and State of São Paulo, at Rua Artur Ramos, 399, Tower 3, apartment 301, CEP 01454-010; and (ix) Luiz Nelson Guedes de Carvalho, Brazilian, married, economist, bearer of the identity card RG No. 3.561.055-4 SSP/SP, enrolled with CPF/MF under No. 027.891.838-72, resident and domiciled in the City and State of São Paulo, with commercial address in the same City, at Av. Prof. Luciano Gualberto, 908 – Edifício FEA3, Cidade Universitária (USP) – São Paulo – SP, CEP 05508-010, all of them for the chairs of members of the Board of Directors. All members of Company’s Board of Directors were elected by means of Company’s controlling shareholder. Messrs. Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho were indicated as independent members of the Board of Directors. The members of the Board herein elected represent, subject to the penalties of the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Article 147 of the Corporations Law. The members of the Board of Director herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

5.5.         The request from the shareholders for setting up the Fiscal Council, in accordance with Article 161, second paragraph, of the Corporations Law, from the shareholders representing more than 1% of the shares without voting rights (53.334.949 without voting shares) to set up the Company's Fiscal Council until the Company's Annual Shareholders’ Meeting that will approve the financial statements of the fiscal year to be ended on December 31, 2018. Nevertheless, although the controlling shareholder has appointed 2 (two) members and their respective substitutes, the other shareholders have not appointed any candidate, therefore the minimum quorum of 3 (three) members have not been reached, pursuant to §1st of Article 161 of the Corporations Law and Article 31 of the Bylaws. Considering that there was not any indication of a sufficient number of candidates to the seats of the Fiscal Council, it was approved, by majority of the attending shareholders, the non-installation of the Fiscal Council (94.019.178 voting shares voted in favor of it).

5.6.         By unanimous votes of the attending shareholders that hold shares with voting rights (being by 94,019,178 common shares), it was approved the Management’s Proposal on the investment plan for the fiscal year of 2018, including Multivarejo, GPA Malls and Assaí, in the amount of up to R$ 1.600.000,00 (one billion six hundred million reais) with the scope of (i) stores conversion, stores opening and acquisition of land; (ii) stores renovation; and (iii) infrastructure of IT, logistics and other projects of productivity improvement. This amount does not include the Investment Plan of the controlled companies Via Varejo and Cnova.

At Extraordinary Meeting: Approved, by unanimous votes of the attending shareholders (represented by 94,019,178 common shares):

5.7.         The Management’s Proposal for to amend and restate the Company´s By-laws for (i) inclusion of the activity of the importation and commerce of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps in the corporate purpose, with the modification of Article 2 of Company’s By-laws, which shall be read as follows: “ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law. First Paragraph - The Company may also engage in the following activities: a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties; b) international trade, including that involving coffee; c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements; d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty; e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles; f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service; g) rental of any recorded media; h) provision of photo, film and similar studio services; i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties; j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors; k) provision of data processing services; l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators; m) use of sanitary products and related products; n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item; o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions; p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products; q) performance of studies, analysis, planning and markets research; r) performance of market test for the launching of new products, packing and labels; s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising; t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and u) lease and sublease of its own or third-party furnishings; v) provision of management services;  w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature; x) agency, brokerage or intermediation of coupons and tickets;  y) services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general; z) provision of services in connection with parking lot, stay and the safeguard of vehicles;  aa) import of beverages, wines and vinegars; bb) sale of seeds and deedlings; cc) trade of telecommunications products; and dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.”; (ii) update of the Company’s capital stock in order to reflect the Company’s capital stock increases resulting from the grant of the stock options, within the authorized capital limit, approved by the Board of Directors, since the Annual and Extraordinary Shareholders’ Meeting in 2017 until March 28, 2018, when it was published the Management’s Proposal for the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2018, with the modification of Article 4 of Company’s By-laws, which shall be read as follows: “ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty)  shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares. First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings. Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates. Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with. Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).”; (iii) creation of the position of Co-Vice-Chairman of the Board of Directors, so that the Company will be able to have two Co-Vice-Chairmen of the Board of Directors, with the modification of Articles 9, 14, 15 and 16 of Company’s By-laws, which shall be read as follows: “ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions: I. the amendment to the Company's Bylaws; II. the appointment and removal of members of the Company's Board of Directors at any time; III. the appointment and removal of the Chairman and the Co-Vice-Chairmenan of the Company's Board of Directors; IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them; V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment; VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital; VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company; VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s); IX. the approval of the accounts of the liquidator(s); X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits; XI. the approval or the amendment of the annual operating plan; and XII. the approval of any delisting of shares of the Company for trading on stock exchanges.” “ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders' Meeting. First Paragraph - The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person. Second Paragraph - In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective investiture and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until his respective investiture. Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors. Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.” “ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary. First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors. Third Paragraph - The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.” “ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14. First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards. Second Paragraph- In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.”; and (iv) exclusion of the requirement of a majority of external members in the Audit Committee, preserving the independence of such Committee in relation to the Board of Directors, with the modification of Article 19 of Company’s By-laws, which shall be read as follows: “ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these Bylaws. Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.” In this regard, the consolidated Company’s Bylaws shall be in force pursuant to Annex I to these minutes.

6.              DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2017; and (c) Management’s Proposal.

7.              ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present.

8.              CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, paragraph 3, of the Corporations Law.

9.              SIGNATURES: Meeting Board: Chairman - Antônio Sérgio Salvador dos Santos; Secretary - Marcelo Acerbi de Almeida. Present shareholders: WILKES PARTICIPACOES SA (represented by proxy by Leandro Luiz Zancan), FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FORSTA AP-FONDEN, GENESIS EMERGING MARKETS FUND LIMITED, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828,THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A S. OF V. S. F. e VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST (represented by proxy by J.P. Morgan S.A.); CARMIGNAC INVESTISSEMENT, CARMIGNAC PATRIMOINE, CARMIGNAC PORTFOLIO – INVESTISSEMENT, CARMIGNAC PORTFOLIO - INVESTISSEMENT LATITUDE e CARMIGNAC PORTFOLIO – PATRIMOINE (represented by proxy by Banco BNP Paribas Brasil S.A.); BLACKWELL PARTNERS LLC, FIDELITY FUNDS - LATIN AMERICA FUND, NUSHARES ESG EM MKTS EQ ETF – ISE, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN (represented by proxy by Banco Itaú Unibanco S.A.); NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED (represented by proxy by Banco Bradesco Kirton CTVM); ESSOR EMERGENT (represented by proxy by Santander Securities Services Brasil DTVM S.A.); and the following shareholders, that presented distance voting instructions: 1199 HEALTH CARE EMPLOYEES PENSION FUND, ACTIVE M INTERNATIONAL EQUITY FUND, ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO, ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO, ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO, ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND, ALASKA PERMANENT FUND, ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S, AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND, AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST, AMERICAN HEART ASSOCIATION, INC., AQUILA EMERGING MARKETS FUND, BELL ATLANTIC MASTER TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BERESFORD FUNDS PUBLIC LIMITED COMPANY, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK EMERGING MARKETS LONG/SHORT EQUITY FUND OF BLACKRO, BLACKROCK GLOBAL INDEX FUNDS,

BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F, BMO MSCI EMERGING MARKETS INDEX ETF, BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK), BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST BRANDES EMERGING MARKETS VALUE FUND, BRANDES GLOBAL OPPORTUNITIES FUND, BRANDES GLOBAL OPPORTUNITIES VALUE FUND, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INVESTMENT FUNDS ,P L COMPANY / BRANDES E M V FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C), BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES  ,RETIREMENT SYSTEM, CDN ACWI ALPHA TILTS FUND, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  ,LAT A EQ FD, CHEVRON MASTER PENSION TRUST, CHEVRON UK PENSION PLAN, CIBC EMERGING MARKETS INDEX FUND, CIBC LATIN AMERICAN FUND, CITITRUST LIMITED AS TRUSTEE OF BLACKROCK PREMIER FUNDS – BL, CITY OF NEW YORK DEFERRED COMPENSATION PLAN, CITY OF NEW YORK DEFERRED COMPENSATION PLAN, CMLA INTERNATIONAL SHARE FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 10, COLONIAL FIRST STATE INVESTMENT FUND 50, COMMONWEALTH BANK GROUP SUPER, COMMONWEALTH EMERGING MARKETS FUND 6, COMMONWEALTH GLOBAL SHARE FUND 22, COMMONWEALTH GLOBAL SHARE FUND 23, COMMONWEALTH SUPERANNUATION CORPORATION, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL, DEUTSCHE LATIN AMERICA EQUITY FUND, DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DREYFUS INT F,INC-DREYFUS EM MKT FUND, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F, EASTSPRING INVESTMENTS, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND, EATON VANCE MANAGEMENT, EMERGING MARKETS ALPHA TILTS FUND, EMERGING MARKETS ALPHA TILTS FUND B EMERGING MARKETS EQUITY ESG SCREENED FUND B, EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC, EMERGING

MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS OPPORTUNITIES LR FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EUROPEAN CENTRAL BANK, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T, FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST BRAZIL ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI,FSS EMERGING MARKET EQUITY TRUST, FUTURE FUND BOARD OF GUARDIANS, GENERAL ELECTRIC PENSION TRUST , GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GENESIS EMERGING MARKETS BUSINESS TRUST, GENESIS EMERGING MARKETS LTD PARTNERSHIP, GIVI GLOBAL EQUITY FUND, GLOBAL ALPHA TILTS FUND B, GLOBAL EX-US ALPHA TILTS FUND, GLOBAL EX-US ALPHA TILTS FUND B,GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST, GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO, GOLDMAN SACHS PROFIT SHARING MASTER TRUST, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD,GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS MUNICIPAL RETIREMENT FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, IRISH LIFE ASSURANCE PLC, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRAZIL UCITS ETF USD (ACC),

ISHARES MSCI BRIC ETF ISHARES MSCI EM ESG OPTIMIZED ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ITAU FUNDS - LATIN AMERICA EQUITY FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, K INVESTMENTS SH LIMITED, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, KIEGER FUND I - KIEGER GLOBAL EQUITY FUND ,LACM EMERGING MARKETS FUND L.P., LACM EMII, L.P., LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL FUTURE WORLD EQUITY FACTORS INDEX, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, ,LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL & GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND, MFS BLENDED RESEARCH GLOBAL EQUITY FUND, MFS BLENDED RESEARCH GLOBAL EQUITY TRUST, MFS BLENDED RESEARCH INTERNATIONAL EQUITY FUND, MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING, MFS INVESTMENT FUNDS - BLENDED RESEARCH GLOBAL EQUITY FUND, MFS MERIDIAN FUNDS - MANAGED WEALTH FUND, MIP ACTIVE STOCK MASTER PORTFOLIO, MM SELECT EQUITY ASSET FUND, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NAVARRO 1 FUND LLC, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, OPPENHEIMER EMERGING MARKETS REVENUE ETF, OPPENHEIMER GLOBAL ESG REVENUE ETF, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, OYSTER CREEK

NUCLEAR GENERATING STATION QUALIFIED FUND, PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD., PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD, PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD, PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PICTET - EMERGING MARKETS INDEX, PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER, PICTET GLOBAL SELECTION FUND - G G M FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN,  PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F,  PIMCO FUNDS GLOBAL INVESTORS SERIES PLC, PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF, POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC SECTOR PENSION INVESTMENT BOARD,RAILWAYS PENSION TRUSTEE COMPANY LIMITED, RSQ INTERNATIONAL EQUITY FUND, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SKAGEN KON-TIKI VERDIPAPIRFOND, SOUTH DAKOTA RETIREMENT SYSTEM, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARINVEST - ETHICAL EMERGING MARKETS VALUE, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, ST STR  RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON  TR FD, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STATE GENERAL RESERVES FUND, STATE OF ALASKA DEPARTMENT OF ADMINISTRATION, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND ,STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO, STATE STREET IRELAND

UNIT TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU, STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V, STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, SUNSUPER SUPERANNUATION FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY, THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY, THE CALIFORNIA ENDOWMENT, THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.,THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F, THE GENESIS EMERG.MARKETS INVEST. CO SICAV, THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS, THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM, THE HARBORWALK PRIVATE TRUST, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA,THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE STATE OF CONNECTICUT COMBINED INVEST.FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE TEXAS EDUCATION AGENCY, THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND, THE UNITED NATIONS JOINTS STAFF PENSION FUND, THREE MILE ISLAND UNIT ONE QUALIFIED FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TIMOTHY PLAN EMERGING MARKETS FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F, UAW RETIREE MEDICAL BENEFITS TRUST, UPS GROUP TRUST, USAA EMERGING MARKETS FUND, USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN, UTAH STATE RETIREMENT SYSTEMS, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VICTORIAN SUPERANNUATION FUND, VIRTUS GLOVISTA EMERGING MARKETS ETF, VOYA EMERGING MARKETS INDEX PORTFOLIO,WASHINGTON STATE INVESTMENT BOARD, WELLINGTON TRUST COMPANY N.A., WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR, WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WHEELS COMMON INVESTMENT FUND, X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF.

São Paulo, April 27, 2018.

__________________________________

Antônio Sérgio Salvador dos Santos

Chairman

__________________________________

Marcelo Acerbi de Almeida

Secretary

ANNEX I

To the minutes of the annual and special shareholders’ meeting held on April 27, 2018

Restated By-Laws

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) agency, brokerage or intermediation of coupons and tickets;

y) services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general;

z) provision of services in connection with parking lot, stay and the safeguard of vehicles;

aa) import of beverages, wines and vinegars;

bb) sale of seeds and deedlings;

cc) trade of telecommunications products; and

dd) importation, distribution and commercialization of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II - CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is R$ 6.822.494.376,45 (six billion, eight hundred twenty-two million, four hundred ninety-four thousand, three hundred seventy-six Brazilian Reais and forty-five cents), fully paid in and divided into 266.586.960 (two hundred sixty-six million, five hundred eighty-six thousand, nine hundred sixty) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 166.907.109 (one hundred sixty-six million, nine hundred seven thousand, one hundred nine) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III - GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 - The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company.

ARTICLE 9 - The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV - MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective.

Third Paragraph - In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in §4 of Article 14.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Management’s Auxiliary Bodies

ARTICLE 19 - The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these Bylaws.

Sole Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III - Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V - FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI - CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII - LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX - FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.